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                                                                    EXHIBIT 99.2




Contact:  Jeffrey J. Hattara            (NYSE-BMC)
          (612)851-6030                  FOR IMMEDIATE RELEASE


                          BMC ANNOUNCES QUARTERLY DIVIDEND


September 18, 1998 -- Minneapolis, Minnesota - BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.015 per share.

Shareholders of record as of September 30, 1998 will receive a dividend of $.015 for each share owned on that date, to be paid on October 14, 1998.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

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